September 13, 2016

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2015 (File No. 001-14696)

Dear Mr. Spirgel:

China Mobile Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated September 7, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission (the “SEC”) on April 26, 2016. On behalf of the Company, we wish to thank you and other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. Regretfully, partly due to a public holiday period in China for the Mid-Autumn Festival (from September 15th (Thursday) to 17th (Saturday)) and time constraints to discuss and prepare the responses, the Company believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from September 7, 2016. However, the Company expects that it will be in a position to respond to all of the SEC staff’s comments by September 30, 2016, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Larry Spirgel	-2-

Thank you again for your time. Please feel free to contact Mr. Gong Chen or Ms. Mirian Niu at 852-3121-8888, with any questions you may have.

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Larry Spirgel
Terry French
Charles Eastman
(United States Securities and Exchange Commission)

Gong Chen
Mirian Niu
(China Mobile Limited)

Chun Wei
(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung
Dora Song
(PricewaterhouseCoopers Zhong Tian LLP)